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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC
Mail Processing
Section

FEB 28 2017

Washington DC
414

SEC FILE NUMBER
8-67931

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/16_____ AND ENDING _____12/31/16_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Greywolf Execution Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Buttonwood Business Solutions, 14 Wall Street, 20th Floor
                              (No. and Street)

New York, NY 10005
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Martin   (212) 509-0618
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
                    (Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023, New York, NY 10038
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

RS



OATH OR AFFIRMATION

I, Christopher Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greywolf Execution Partners, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Christopher Martin, President

_____
Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing page.

(x) (b) Statement of Financial Condition.

( ) (c) Statement of Income (Loss).

( ) (d) Statement of Cash Flows.

( ) (e) Statement of Changes in Stockholders' Equity.

( ) (f) Statement of Changes in Subordinated Liabilities

( ) (g) Computation of Net Capital
          Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

( ) (h) Computation for Determination of Reserve Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not
          applicable)

( ) (i) Information Relating to the Possession or Control Requirements
          for Brokers and Dealers Pursuant to Rule 15c3-3 under the
          Securities Exchange Act of 1934 (not applicable).

( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net
          Capital Under Rule 15c3-1 and the Computation for Determination of the
          Reserve Requirements Under Rule 15c3-3

( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements
          of Financial Condition With Respect to Methods of Consolidation (not
          applicable).

(x) (l) An Oath or Affirmation.

( ) (m) A Copy of the SIPC Supplemental Report.

( ) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report

( ) (o) Management's assertion letter regarding 15c3-3 Exemption Report



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street. New York. NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner. C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin. C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Greywolf Execution Partners, Inc.
c/o Buttonwood Business Solutions
14 Wall Street – 20th floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Greywolf Execution Partners, Inc. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greywolf Execution Partners, Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 14, 2017

GREYWOLF EXECUTION PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$	306
Due from broker		129,571
Commissions receivable		25,800
Intangible assets, net of accumulated amortization of $10,567		4,651
Other assets		15,919
Total Assets		176,247

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	79,026
Total liabilities		79,026
Commitments and Contingencies (Notes 3 and 4)		
Stockholders' equity (Note 5)		
Common stock, $1.00 par value, 1,000 shares authorized, 100 shares issued and outstanding	$	75,000
Additional paid-in capital		105,030
Retained earnings		(82,809)
Total Stockholders' equity		97,221
Total Liabilities & Stockholders' Equity	$	176,247

See accompanying notes to the financial statements.

(1)   Organization and Nature of Business

Greywolf Execution Partners, Inc. (The 'Company") is a New York corporation formed for the purpose of conducting business on the floor. of the New York Stock Exchange ("NYSE") The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing brokeridealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(2)   Summary of Significant Accounting Policies

(a) Revenue Recognition
Securities transactions (and the recognition of related income, and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

(b) Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

(c) Cash and Cash Equivalents
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

(d) Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities. and the reported amounts of revenues and expenses.

(e) Subsequent Events
The Company has evaluated events and transactions that occurred between January 1, 2017 and February 14, 2017, which is the date the financial statements were available to be issued for possible disclosure and recognition in the financial statements.

GREYWOLF EXECUTION PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

(3) Commitments and Contingencies

The Company does not have any commitments or contingencies at December 31. 2016.

(4) Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis. and requiring customers to deposit additional collateral, or reduce positions, when necessary.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital. both as defined. shall not exceed 1500%. At December 31. 2016, the Company had Net Capital of $76,651 which was $71,383 in excess of its required net capital of $5,268. The Company's net capital to aggregate indebtedness ratio was 1.03 to 1.